July 23, 2025

Sunil Gupta
Chief Executive Officer
Nidar Infrastructure Limited
P4 23 Marina, Al Nassem Street
Dubai, United Arab Emirates

       Re: Nidar Infrastructure Limited
           Amendment No. 2 to Registration Statement on Form F-4
           Filed June 30, 2025
           File No. 333-283189
Dear Sunil Gupta:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-4
Information About Nidar
Nidar's Existing Data Center Business, page 221

1.     We note several instances where you disclose annual recurring revenue
(ARR),
       defined as    annualized contractual revenue.    Please address the
following:
           Disclose whether management considers ARR a key operating metric. Clarify how this measure is calculated.
           Disclose the length of a typical contract term and explain how you consider contract renewals in your ARR calculations.
           Clarify whether ARR reflects any actual or anticipated reductions of revenue due to contract non-renewals or cancellations, and discuss any limitations present as a result.
 July 23, 2025
Page 2

             Revise to describe how ARR differs from IFRS revenue. Financial Statements, page F-1

2.     Please provide updated audited financial statements for Nidar
Infrastructure
       Limited for the years ended March 31, 2025 pursuant to Item 8.A.4 of Form 20-F.
       Please similarly update all financial information throughout your filing including pro forma financial information for the periods presented.
        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Taylor Landry